Correspondence

September 10, 2010

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission
Washington, DC  20549

RE:	Full Throttle Indoor Kart Racing Inc. Registration Statement on Form S-1 Filed June 25, 2010 File No. 333-167799

Dear Ms. Ravitz:

This correspondence responds to the staff comments dated September 8, 2010.  This response letter is being transmitted via EDGAR on September 13, 2010 along with our amendment No.2 to the registration statement.

The following reproduces each of the staff’s comments followed by our supplemental response.

General

1.           We note your response to our prior comment 1; however, please revise your disclosure to state how many full-time and part-time employees you currently employ.

We have added disclosure that we have no full or part time employees to the Offering Summary and ORGANIZATIONAL STRUCTURE page 20.

2.           We note your response to our prior comment 4 and reissue in part. Please revise to provide legible graphics and remove images that are not created, owned or licensed by you. For example, we note that graphics on pages 16 and 22 are not legible. In addition, please confirm to us that you own the cart and car depicted on pages 17 or 18, or remove these images from your registration statement.

We have deleted the graphic of website pages from page 16 and reformatted the tables on page 22 to make the same legible.   The image of the kart and the automobile on pages 17 and 18 are images of the Company’s kart and Mr. Herrera’s vehicle.

Offering Summary, page 3

3.           We note your response to our prior comment 12 and reissue in part. Please revise to quantify your losses for the most recent audited period and disclose the amount of time that your present capital will last at your current bum rate here and in the liquidity and capita] resources section. Similarly, revise your disclosure on page 8 to clarify how long you expect $430,000 - the funds allocated to fund ongoing operations - to provide funding for your operations.

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

We have revised the first paragraph of the Offering Summary (changes shown in bold) as follows :

We, Full Throttle Indoor Kart Racing Inc., are a development stage company and do not have sufficient funds to execute our plan.  Our auditor has expressed substantial doubt as to our ability to continue as a going concern.  We have limited operating history and in fact have no operating location, no full or part time employees other than our president and have generated no income.  We have suffered losses since inception as we have incurred project development costs.  As of May 31th 2010 we have cash reserves of $89,236.   Our losses since inception on July 10, 2009 through the fiscal year ended May 31, 2010 are $11,086.  We believe our current burn rate of its cash resources for these activities will allow us to remain solvent for six to nine months but we will not be able to execute our business plans and commence operations without successful raising of capital from this offering.  Our current burn rate has been $10,000 per month or less.

We have also added the following to the Use of Proceeds section below the table on page 8:

We believe the $430,000 allocated to fund ongoing operations will provide us the necessary liquidity needed for the first two quarters of operations.

4.           We note your response to our prior comment 13 and reissue in part. Please remove the following partial sentence on page 12: "(therefore, by achieving the perception of speed at lower velocities." In addition, please remove or substantiate the following statements on page 17:

"[t]his excess weight dramatically reduces cornering capability and places tremendous demands on braking capabilities of the karts"; and

[b]ased on these factors, we determined that the overall financial performance and the quality of the racing experience provided by karts powered by internal combustion engines is superior to electric powered karts."

We have deleted the sentence regarding perception of speed.  We have revised the other statements made to clarify they are statement of our belief or opinion, (changes shown in bold) as follows:

Based upon our research and actual driving experiences, we believe that internal combustion engines are superior from both a business and experiential perspective.  Our analysis included: initial investment, operational cost, duty cycle / operational duration, environmental impact, hazardous waste management, the ability to run extended race events, fleet size, fleet management, and additional equipment requirements.  Performance characteristics such as: throttle response and modulation, handling, consistent performance, braking capability, lateral G force capability, realism and other visceral qualities that provide the actual racing feel were considered.  Electric karts weigh 33% to 50% more than an equivalent internal combustion engine powered kart.  We believe this excess weight dramatically reduces cornering capability and places tremendous demands on braking capabilities of the karts. We further believe this influences the track design and performance potential of the karts and thus impacts the overall racing experience for the customer.  Based on these factors, we believe that the overall financial performance and the quality of the racing experience provided by karts powered by internal combustion engines is superior to electric powered karts.

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

5.           We note your response to our prior comment 14 and reissue in part. Please revise your summary and risk factors sections to disclose that you are a development stage company. Also state your significant expenses and the amount of cash you have as of the most recent practical date.

We have so revised the Offering Summary as requested (please see comment 3 above) and added similar disclosure to Liquidity and Capital Resources and the revised Plan of Operations.

Cap and Trade on Release of Carbon could affect operations, page 6

6.           Please revise the text or the heading of the risk factor because you have removed the reference to carbon caps.

We have revised the risk factor as follows:

Regulation on Release of Carbon could affect operations

There is no known legislation or rules regarding this subject.  If regulation on the release of carbon into the atmosphere is enacted we do not know how it would affect this industry.

Use of Proceeds, page 8

7.           In the explanatory paragraph, you estimate offering expenses at $37,500. However, the table lists offering expenses as $37,750. Please revise for consistency.  Also please note that the table has been conformed to the expenditures shown in the Plan of Operations section.

We have corrected the error in the first paragraph to $37,750.

Plan of Distribution, page 9

8.           We note your response to our prior comment 9 and reissue in part. Please revise your plan of distribution section on page 9 to specify the duration of your offering extension.

We have revised the third paragraph of this section as follows:

In order to buy shares you must complete and execute the subscription agreement and return it to the Escrow Agent, LAND TITLE GUARANTEE COMPANY, 5975 Greenwood Plaza Blvd., Suite 125, Greenwood Village, CO 80111.   Payment of the purchase price must be made by check payable to the order of Full Throttle Indoor Kart Racing Inc. The check may be delivered directly to the Escrow Agent at the above-mentioned address on or before the expiration of the offering period on January XX, 2011.   We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions or if we fail to sell the minimum number of Shares before the offering period expires will be returned immediately to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.

We have also revised the following part of the Offering Summary:

Offering Period:
One hundred and twenty days from the date of this prospectus , January xx, 2011 unless all Shares are sold or the offering is terminated earlier by Full Throttle.~~The company may extend the offering or may terminate earlier.~~

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Track Membership, page 13

9.           We note your response to our prior comment 24; however, please refer to page 13 and clarify your disclosure to state the length of your membership.

We have revised the disclosure as follows:

Track Memberships
The selling of memberships represents a potential income opportunity.  Promotional material on the purchase of membership will be displayed at our registration area and our point of sale counter, such as an offer for discounted pricing or other incentives may be offered from time to time.  We hope to be able to receive $25 for a general adult annual membership with a reduced rate offered for Junior and Kid memberships.  In general, indoor kart racing operations sell adult membership to induce increased participation by allowing members to purchase races at a lower price than non members.  The advantage to us is an additional income sector that facilitates members becoming repeat guests.  This helps to develop brand preference and repeat behavior.

We may elect to offer various membership levels with different attributes.  We may elect to require a special league race membership or license for participation in league racing.  We intend to charge $25 to $50 for this membership or license.

All membership licenses or any other various membership levels with different attributes and any special league race membership or license will have a one (1) year / twelve consecutive months, life span.

Arrive and Drive, page 13

10.           We note your response to our prior comment 11 and reissue in part. Please revise your arrive and drive section on page 13 to make it anticipatory in nature.

We have revised the section as follows:

Arrive And Drive
The ‘Arrive and Drive’ customer is anticipated to be a walk in customer that is looking to participate for recreational purposes.  The customer may have become aware of Full Throttle Indoor Kart Racing™ from any of a variety of advertising methods.  They could have also attended a prior corporate, group or charity fund raising event held at the facility.  We anticipate adult arrive and drive races to be at their greatest activity level in the evenings and weekends.

Race Novelty Items, page 14

11.           We note your response to our prior comment 25 and reissue. Please remove references to NASCAR, F1 and Indy Car on page 14 of your registration statement.

We have deleted the references to NASCAR, F1 and Indy Cars.

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Plan of Operations, page 21

12.           We note your response to our prior comment 27 and reissue. We note that you included a detailed description of your business and marketing plans on pages 11 through 16. However, please revise your plan of operations section to discuss your plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, and your intended sources and uses of funds, providing specific time frames and quantifying estimates of these amounts for each step. For example, on page 16 you describe a number of possible revenue sources but do not specify what marketing strategy or strategies you intend to focus on and how soon you intend to implement such strategies.

We have reformatted the tables to improve legibility and have revised the Plan of Operation section as follows:

Plan of Operations

Full Throttle Indoor Kart Racing™ is a start-up business in the development stage.  Assuming successful completion of capital formation from this offering we will execute our business plan.  It is anticipated that it will take us a minimum of six months to complete setup of facilities and equipment and obtain a certificate of occupancy.  Upon receipt of certificate of occupancy Full Throttle expects to commence operations.  The table below reflects the steps we will take and the estimated weeks to become operational and begin generating revenue.    The second table reflects our use of offering proceeds for each of the milestones shown.

Upon commencement of operations, we anticipate all income generating sectors of the business operational and generating revenue.  These sectors are retail kart rental and ancillary retail sales; event and meeting room rentals; sponsorship and advertising; and track membership revenue.  We do not have plans for a phased marketing program or opening of operations.  We anticipate retail kart rental, food and beverage and ancillary retail sales to initially be our primary source of revenue and additional revenues from other sectors increasing after opening as we establish our name recognition in the community.

Compensation Discussion and Analysis, page 27

13.           We note your response to our prior comment 33 and reissue. Please clarify whether your current compensation structure includes salaries or retainers paid to officers or directors. Additionally, please clarify in your use of proceeds section whether you anticipate paying any of your officers or directors from the proceeds received from this offering.

We have revised this section as follows:

Base Salary: At present we do not have a salary structure for employees and Executives except for our President who will begin receiving a yearly salary of $100,000 that will be triggered and commence upon the successful completion of this offering and the funding of the company.  Mr. Herrera will be paid salary from the proceeds of the public offering. Amounts are based on skill set, knowledge and responsibilities. Other base salaries may be established as necessary.

We have also added the following to the Use of Proceeds section;

Other than our President’s salary, no other officer or director will be paid a salary or retainer from offering proceeds.

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com

Amanda Ravitz
Legal Branch Chief
United States Securities and Exchange Commission

Code of Ethics, page 25

14.           We note your response to our prior comment 38 and reissue. Please confirm that you will have a functioning and publicly accessible website prior to effectiveness to allow review of your website's content.

We confirm our website is functioning and publicly accessible.

Miscellaneous Revisions

Please note that we changed the address of the Company as a result of the office relocation of out Chief Financial Officer who maintains the Company’s mailing address.  We have also moved the sections Description of Property and Legal Proceedings to pages 18 and 20 without changing the text of either section.

Request for Acceleration

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Full Throttle Indoor Kart Racing, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Monday, September 20, 2010 or at such later time as the Company may request by telephone to the Commission.  Once effective , the Company will file a final prospectus inserting the date of the prospectus and the offering period expiration date.

The Company acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me as necessary at the address, telephone and fax numbers below.  Thank you for your assistance.

Sincerely,

/s/ Richard Herrera
Richard Herrera
President, CEO

4950 S. Yosemite Street, F2 #339 Greenwood Village, Colorado 80111
Phone: (303) 221 7223
FullThrottleIKR.com